CONFIDENTIAL

FOR COMMISSION USE ONLY

iGATE CORPORATION

6528 Kaiser Drive

Fremont, California 94555

(510) 896-3015

December 31, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore and Ryan Houseal

Re:	iGATE Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 000-21755

Dear Mr. Gilmore and Mr. Houseal:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 14, 2012, with respect to the above referenced Form 10-K initially filed with the Commission on March 14, 2012 (the “10-K”). Your letter included nineteen comments with respect to the 10-K, and an additional verbal comment was provided by Mr. Houseal to our outside legal counsel on December 19, 2012. We have responded to all twenty comments below, and, for your convenience, we have set forth below in bold each of the Staff’s comments and provided our responses immediately after each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Part II

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 36

SEC Comment:

1.

Tell us what consideration you have given to expanding overview section to describe the effects of the Patni acquisition on your business and financial results as well as the challenges that you face, rather than just a factual description of the acquisition and Patni’s business. In this regard, we note that you represented in comment 4 of your letter dated December 3, 2009 that you would consider including a discussion of important themes or significant matters with which you are concerned primarily in evaluating your financial condition and operating levels. See Section III.A of SEC Release 33-8350.

Company Response:

We respectfully submit that while we gave consideration to whether to expand on the discussion relating to the effects of the acquisition of Patni Computer Systems Limited (currently known as iGATE Computer Systems Limited and referred to herein as “Patni”) in the Overview of MD&A, we ultimately determined that the discussion of the effects of the acquisition was sufficiently extensive throughout the remainder of the filing to render a more detailed discussion of the effects in the Overview of MD&A unnecessary to a complete understanding of the actual and potential effects of such acquisition. We determined that disclosure of the effects of the Patni acquisition would best be accomplished by integrating the Patni disclosures within sections throughout the filing where the effects of the Patni acquisition were material. Indeed, a discussion of the effects of the Patni acquisition appears in no fewer than four separate items in our Form 10-K: Item 1 (Business, recent developments), Item 1A (Risk Factors), Item 6 (Selected Financial Data), and Item 7 (MD&A). For example:

•	Item 1A Risk factors:

•	“We may not be successful at identifying, acquiring or integrating other businesses.” (page 28)

•	“We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.” (page 27)

•	“Viscaria Limited, an affiliate of Apax Partners LLP and Apax Partners, L.P. is a significant shareholder in our Company and may have conflicts of interest with us or you in the future.” (page 29)

•	The planned delisting of Patni and subsequent increase in our ownership percentage to 100% are discussed in “Recent events impacting future operations” (page 37).

•

The widespread impact of the Patni acquisition and segment information are discussed at length in “Results of Operations from Continuing Operations for the Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010” (pages 42 to 45).

•

“As a result of the acquisition of Patni, our level of indebtedness increased” and “our leverage requires that a substantial portion of our cash flows from operations be dedicated to the payment of principal and interest on our indebtedness” (page 53).

In light of the foregoing, we respectfully request that the Staff deem our substantive disclosures with regard to the effects of the Patni acquisition on our business to be sufficient.

Results of Operations from Continuing Operations for the Year Ended December 31, 2011 as Compared to the Year Ended December 31, 2010

Income taxes, page 45

SEC Comment:

2.	We note from disclosure elsewhere in the filing that the majority of your revenue is derived from U.S. sources while your operations are conducted principally in foreign countries. We further note from disclosure on page 100 that you had a domestic loss before income taxes and foreign income before income taxes in 2011. Please explain the disproportionate relationship between domestic and foreign income (loss) before income taxes compared to revenues derived from domestic and foreign sources, as disclosed on page 105.

Company Response:

We acknowledge the Staff’s comment and respectfully explain the disproportionate relationship between domestic and foreign income (loss) before income taxes compared to revenues derived from domestic and foreign sources as follows. We deliver a comprehensive range of IT services to our customers through globally integrated onsite and offshore delivery locations primarily in India. Our offshore development centers are located in various cities in India and, further, we have global development centers located in India, the United States, Canada, Australia, Mexico, China and Singapore. These centers can deliver both onsite and offshore services, depending on the client’s location and preferences. As a result, a significant portion of our revenues and income is generated in foreign locations, primarily in India, because a majority of the underlying contracts have been executed by our principal foreign subsidiaries. Our disclosures on pages 100 and 105 cannot be correlated because our revenue by geographical area, as described on page 105, is based on location of the customer (i.e. “Bill To”) in accordance with ASC 280, Segment Reporting. Also, please refer to page 105 for the location of our fixed assets by geography, which are primarily located in India and in line with our delivery model.

The loss referenced by the Staff was incurred in 2011 in our domestic jurisdiction as a result of the interest expense of $46.6 million on the $770 million Senior Notes issued on April 29, 2011 in order to complete the acquisition of Patni.

Accordingly, there is a disproportionate relationship between domestic and foreign income (loss) before income taxes compared to revenues derived from domestic and foreign sources.

Use of non-GAAP Financial Measures, page 48

SEC Comment:

3.	Your reconciliation on page 49 reconciles “Net income attributable to iGATE Corporation” to “Non-GAAP Net income.” In future filings, please revise to label the non-GAAP measure “Non-GAAP Net income attributable to iGATE Corporation.” Alternatively, you may reconcile GAAP Net income to Non-GAAP Net income. In this regard, we note that you should be reconciling between directly comparable measures.

Company Response:

We acknowledge the Staff’s comment, and confirm that in future filings we will reconcile GAAP Net income to Non-GAAP Net income between directly comparable measures.

SEC Comment:

4.	We further note that you do not present reconciliations of GAAP to non-GAAP basic and diluted earnings per share amounts when there appear to be additional reconciling items for preferred stock accretion and dividends in 2011. Please tell us what consideration was given to reconciling these amounts pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

Company Response:

We respectfully submit that we did not present reconciliations of GAAP to non-GAAP basic and diluted earnings per share amounts because we presented the reconciliation of the differences between the GAAP net income and non-GAAP financial measures, as well as the assumed conversion of preferred stock, which was considered in the calculation of non-GAAP basic and diluted earnings per share, as noted under the table. Accordingly, we respectfully request that the Staff deem our disclosures with regard to reconciliation of GAAP to non-GAAP basic and diluted earnings per share amounts to be adequately stated. We further confirm that we will present the reconciliations of GAAP to non-GAAP basic and diluted earnings per share amounts in our future filings.

SEC Comment:

5.	We note your reconciliation on page 50 of “Net income attributable to iGATE Corporation” to “Adjusted EBITDA.” In future filings please reconcile Net income to “Adjusted EBITDA.” See Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

We acknowledge the Staff’s comment and confirm that in future filings we will reconcile Net income to “Adjusted EBITDA” in accordance with Question 103.01 of the Staff’s Compliance and Disclosure Interpretations.

SEC Comment:

6.	Please note that the concerns noted in the non-GAAP comments in this section also apply to your Forms 10-Q and earnings releases furnished on Form 8-K.

Company Response:

We acknowledge the Staff’s comment and confirm that the concerns noted in Comments 3 through 5 also apply to our future Forms 10-Q and our earnings releases furnished on Form 8-K.

Liquidity and Capital Resources, page 51

SEC Comment:

7.	We note that as of December 31, 2011, you had cash, cash equivalents and short-term investments of $430 million. We also note your disclosure on page 53 indicating that you may repatriate the earnings of your foreign subsidiaries to meet your cash needs. Please tell us what consideration was given to disclosing the amount of cash, cash equivalents and short-term investments held by foreign subsidiaries and the potential income tax consequences of repatriating such earnings. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a) (1) of Regulation S-K and Section IV of SEC Release 33-8350.

Company Response:

One of the results of our global services delivery model is that the services underlying our service contracts are largely performed by our principal foreign subsidiaries, including Patni. In this regard, we supplementally advise the Staff that as of December 31, 2011, cash, cash equivalents and short-term investments in the amount of approximately $365 million were held by Patni in India. As a result, and because our acquisition of Patni constituted a Qualified Stock Purchase, or QSP, we recorded, through our domestic subsidiary, iGATE Technologies, Inc., $6.9 million of current tax liability relating to the repatriation of Patni’s undistributed earnings for the post-acquisition period extending from May 16, 2011 through December 31, 2011. We respectfully direct the Staff’s attention to page 104, on which we disclosed this tax liability. Additionally, on page 102 we explained that we did not provide for U.S. income tax or foreign withholding tax with regard to the repatriation of earnings of our non-U.S. subsidiaries other than Patni because we intend to reinvest such earnings indefinitely and because the amount of any such potential tax liability will be highly dependent on the circumstances existing at the time of repatriation. In light of our disclosures concerning the potential income tax consequences of repatriating Patni’s earnings as well as our rationale for not disclosing specific potential income tax consequences relating to our foreign subsidiaries other than Patni, we did not consider the portion of cash, cash equivalents and short-term investments held by our foreign subsidiaries compared with our total cash, cash equivalents and short-term investments to materially add to our investors’ understanding of our potential income tax liability relating to the repatriation of the earnings of our foreign subsidiaries. However, in the interest of clarity, we will further disclose the portion of cash, cash equivalents and short-term investments held by our foreign subsidiaries in our future filings and the potential income tax effects of such holdings where they are material.

SEC Comment:

8.	We note that you believe that “cash generated from operations along with the unutilized line of credit arrangements will be adequate to meet [y]our reasonable foreseeable operating liquidity requirements.” Please confirm, if true, and revise in the future to clearly state whether the company’s cash resources are expected to be sufficient to meet your operating liquidity requirements for at least the next 12 months. Please refer to Section IV of SEC Release 33-8350 and footnote 43 thereto.

Company Response:

We confirm that the cash generated from operations along with the unutilized line of credit arrangements was adequate to meet our reasonably foreseeable operating liquidity requirements at the time of filing, including for at least the 12 months following the date of disclosure, and remains adequate to meet our reasonably foreseeable operating liquidity requirements, including for the next 12 months. We further confirm that we will revise our future disclosures to state that our cash resources are expected to be sufficient to meet our operating liquidity requirements for at least 12 months following disclosure.

Contractual Obligations, page 52

SEC Comment:

9.	We note that you expect to make interest payments of $69.3 million in 2012 related to senior notes outstanding. Please tell us what consideration was given to disclosing the expected interest payments through the date of maturity of the notes. Also, please tell us what consideration was given to disclosing the following items in the table of contractual obligations or in the notes thereto:

•	Dividend payments on the 8% Series B cumulative preferred stock;

•	Defined benefit pension plan contributions; and

•	Liabilities for unrecognized tax benefits.

Please refer to Item 303(a)(5) of Regulation S-K, as well as Section IV.A of SEC Release 33-8350 and footnote 46 thereto. For additional guidance, please see Section C of SEC Release 33-9144.

Company Response:

We acknowledge the Staff’s comment with regard to our senior notes, and respectfully submit that, after review of our disclosure obligations with regard to the notes, we concluded that the information about the notes was adequately set forth on page 53 under “Future Sources of Liquidity,” and Note 5 in particular, which includes such details on the notes as their maturity date, interest rate, interest expense for the year and our option to redeem the notes ahead of their maturity date. We can confirm, however, that aggregate interest payable on the notes through their maturity, assuming that we do not exercise our redemption option prior to such time, is expected to be approximately $300 million from January 1, 2012 through May 1, 2016, and we will include such additional disclosure in our filings going forward.

With regard to our disclosures relating to dividend payments on the 8% Series B Convertible Preferred Stock (the “Series B Preferred Stock”), the defined benefit pension plan contributions, and liabilities for unrecognized tax benefits, we respectfully direct the Staff to our disclosures as follows:

•

Dividend payments on the Series B Preferred Stock: Please refer to pages 75 and 76, and Note 3 in particular, setting forth the primary economic terms of the Series B Preferred Stock, including our disclosure that the dividend payable on the Series B

Preferred Stock accrues on an annual basis, that these dividends are cumulative, and that if such dividends are not paid they shall be added to the liquidation preference payable on such shares in the event of a liquidation event as defined in our Amended and Restated Articles of Incorporation.

•	Defined benefit pension plan contributions: Please refer to Note 16 on page 88, in which we disclosed the future payments related to our defined benefit pension plan contributions.

•	Liabilities for unrecognized tax benefits: Please refer to Note 20 on page 103, disclosing the ASC 740-10 reserve.

In light of the foregoing, we respectfully request that the Staff deem our disclosures regarding the senior notes, as well as our disclosures regarding the Series B Preferred Stock, the defined benefit plan contributions and liabilities for unrecognized tax benefits to be sufficient for the present filing. For purposes of clarity, however, we intend to provide the above disclosures in future filings, as appropriate.

Capital Obligations, page 52

SEC Comment:

10.	You state that you expect to spend approximately $60.3 million for new and existing facility expansion, new hardware and software during 2012. We note that from your 2011 fourth quarter earnings call that your board has approved $150 million capital outlay over three years, which will be used for a residential training facility in Pune. Tell us whether you considered discussing this capital outlay in your liquidity and capital resources discussion. Also, consider providing quantitative data regarding this capital outlay.

Company Response:

We respectfully submit that our 2011 fourth quarter earnings release stated that the board had approved a $120 million capital outlay relating to the a residential training facility along with a 5,000 person capacity delivery center in Pune, expansion of our Mumbai campus and another phase of expansion in Bangalore. The then-expected 2012 expenditures of $60.3 million comprised $44 million (included in the $120 million) for new and existing facility expansion and $16.3 million for new hardware and software. In preparing our disclosures, we believed that information regarding our expected 2012 expenditures would be more useful to our shareholders and the public than the three-year authorized outlay described in our earnings release; however, in future filings we will strive to ensure greater consistency between our earnings releases and our annual and quarterly filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Series B Preferred Stock, page 75

SEC Comment:

11.	We note your disclosure on page 76 that the original conversion price was $20.30 but is subject to adjustment in certain circumstances. Please describe for us the circumstances in which the conversion price is adjustable. Also, tell us what consideration was given to disclosing the number of shares into which the preferred shares are potentially convertible pursuant to ASC 505-10-50-6(b). Also, please tell us what consideration was given to whether there is an embedded conversion feature which should be bifurcated and accounted for as a derivative. See ASC 815. As part of your response, please clarify whether the preferred stock is convertible into a fixed number of common shares and whether the conversion price would be subject to downward adjustment if you issue stock at prices below the then-current conversion price. Please refer to ASC 815-40.

Company Response:

We respectfully direct the Staff’s attention to the following disclosures with regard to the Series B Preferred Stock:

A.	On February 4, 2011, we filed a Current Report on Form 8-K attaching the definitive agreements pursuant to which we issued the Series B Preferred Stock and provided a summary of the material terms and conditions of the shares. Sections 8 and 9 of the “Statement With Respect to Shares of 8% Series B Convertible Participating Preferred Stock, No Par Value Per Share, of iGATE Corporation,” (the “Series B Information Statement”) filed as Exhibit 3.1 to such Form 8-K, provides a description of the circumstances under which the conversion price of the Series B Preferred Stock is adjustable, specifically, our issuance of shares of Common Stock for a price per share less than the current market price of our Common Stock on the date of sale. The Series B Information Statement further addresses the manner and method of adjustment to the conversion price.

B.	In Note 18 to the consolidated financial statements, we disclosed that the outstanding shares of Series B Preferred Stock are currently convertible into 17.3 million shares of Common Stock.

In light of these substantive disclosures relating to the conversion terms of the Series B Preferred Stock, we did not believe that additional disclosure would materially increase the understanding of our shareholders or the public with regard to such conversion terms. In that regard, we respectfully request that the Staff deem our disclosures adequate; however, in the interest of clarity, we will include the circumstances under which the conversion price would be subject to downward adjustment and disclose the number of shares into which the Series B Preferred Stock is potentially convertible in the “Series B Preferred Stock” note in our future filings.

With regard to whether there was an embedded derivative conversion feature that should have been bifurcated and accounted for as a derivative instrument pursuant to ASC 815-25, we considered the following factors: (i) whether the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) whether the hybrid instrument is re-measured at fair value with changes in fair value reported in earnings as they occur; and (iii) whether a separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of that Subtopic. Based on such analysis, we concluded that the embedded derivative conversion feature did not meet the criteria for separation from the host contract. We also considered the Subtopic’s guidance that “a typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument.” We concluded that, except for the redemption feature, the other material features of the Series B Preferred Stock (such as voting rights, dividends, covenants and conversion rights) contribute to the Series B Preferred Stock more closely resembling an equity instrument. Since the host of the Series B Preferred Stock is more akin to an equity host, the economic characteristics and risk of the equity conversion option (the conversion from the Series B Preferred Stock to the Company’s own common stock) would be clearly and closely related to the host contract. Thus because the embedded conversion feature is clearly and closely related to the host preferred stock contract pursuant to ASC 815-25-1, the embedded conversion feature is not required to be bifurcated and separately accounted for as a derivative.

Finally, we confirm that the Series B Preferred Stock is convertible into shares of our Common Stock at a fixed price of $20.30 per share; however, such conversion price is subject to downward adjustment under certain circumstances, as discussed above.

Note 12. Goodwill and Intangible Assets, page 84

SEC Comment:

12.	We note that the weighted average amortization period for customer relationships is 7.6 years. However, we further note your disclosure on page 69 which indicates that the estimated useful life of the customer relationships acquired from Patni is 15 years. Considering that the vast majority of the customer relationship balance relates to Patni please explain to us how you arrived at the weighted average amortization period of 7.6 years. Also, please provide us with an analysis of how you determined that the estimated useful life of the customer relationships acquired from Patni is 15 years. Please refer to ASC 350-30-35-3.

Company Response:

We acknowledge the Staff’s comment. Our customer relationships have been valued by an independent appraiser in accordance with the guidance set forth in ASC 805. Consistent with such guidance, we based our expectations of future cash flows on certain market participant assumptions, including assumptions about contract renewals. Accordingly, based on market participant assumptions, we have factored into our amortization analysis an expectation of customer cash flows for a period of 15 years beyond the remaining contractual term with such customer. Further, our customer relationships are amortized over their estimated useful lives in proportion to the economic benefits from such relationships during each period (i.e. based on the ratio of the undiscounted cash flows for a particular period to the total estimated undiscounted cash flows). Therefore, taken together with our cash flow expectations of 15 years, and in accordance with the factors set forth in ASC 350-30-35-3, we amortize our customer relationships over a 15 year period.

We confirm that the weighted average amortization in our Form 10-K was incorrectly stated as 7.6 years, when in fact the weighted average amortization period for our customer relationships is 14.3 years. We respectfully submit that this error was inadvertent, and would note that the latter amortization is consistent with the Staff’s observation that the vast majority of our customer relationships relate to Patni, whose customer relationships we have assigned an amortization period of 15 years.

Note 20. Income Taxes, page 100

SEC Comment:

13.	We note your disclosure on page 101 that you are eligible to claim an income tax holiday under the Indian Income-tax Act, 1961 on the profits derived from the export of software services from divisions registered under the SEZ. Please tell us what consideration was given to disclosing the date(s) that the tax holiday will expire. Please refer to SAB Topic 11.C.

Company Response:

We respectfully confirm that, unlike the Software Technology Parks (STPI) tax holiday which is discussed in the previous paragraph on page 101 and which expired on March 31, 2011, the SEZ tax holiday does not have a sunset clause and, as a result, the Company is eligible to claim an income tax holiday of 100% for the initial five consecutive assessment years, followed by 50% for the subsequent ten consecutive assessment years, on the profits derived from the export of software services from the divisions registered under the SEZ from the date of commencement of operations by the respective SEZ. We recognize, however, the potential confusion relating to the disclosure of expiration terms relating to certain tax holidays and not for others, and will therefore clarify expiration terms for all tax holidays in our filings going forward.

Note 24. Guarantor Subsidiaries – Supplemental condensed consolidating financial information, page 106

SEC Comment:

14.	We note your disclosure that the guarantor subsidiaries are “wholly owned.” Please confirm that the guarantor subsidiaries are “100% owned” in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

Company Response:

We acknowledge the Staff’s comment and confirm that the guarantor subsidiaries are 100% owned in accordance with Rule 3-10 (f) of regulation S-X. We will accordingly revise our disclosures to more explicitly clarify this in our future filings.

SEC Comment:

15.	You disclose that the Senior Notes are fully and unconditionally guaranteed by the company’s wholly owned domestic subsidiaries. We note that on page 36 of the Form S-4 filed on September, 2010, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing, in plain English, such release provisions to the full and unconditional guarantee in order to more accurately describe the qualifications to the subsidiary guarantors.

Company Response:

We acknowledge the Staff’s comment and confirm that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. We did not disclose such circumstances in greater detail due to their customary nature. Generally, these circumstances include:

•	a permitted sale or other disposition by a guarantor of all or substantially all of its assets;

•	the designation or classification of a guarantor as an unrestricted subsidiary pursuant to the indenture governing the guarantees;

•	defeasance or discharge of the Senior Notes;

•	the release of a guarantor due to the operation of the definition of “Immaterial Subsidiary” in the documents governing the guarantees; or

•	the Senior Notes’ achievement of investment grade status.

In the interest of clarity, we will revise our disclosure in future filings to include the following qualifying provision: “with limited exceptions considered customary for such guarantees.”

Part III (as Incorporated by Definitive Proxy Statement Filed March 16, 2012)

Compensation Discussion and Analysis

Key Elements of and Factors Affecting Compensation, page 20

SEC Comment:

16.	Identify the peer group of companies used by your compensation committee in determining the amounts awarded to your named executive officers for each element of executive compensation and the criteria that you used in selecting the component companies of the peer group. We note that you represented in a letter dated December 11, 2009 that you would provide this information in future filings. See Item 402(b)(2)(xiv) of Regulation S-K.

Company Response:

In 2009 and 2010, our Compensation Committee engaged in a peer group benchmarking analysis to provide a framework for its compensation decisions, and we identified both the peer group and the criteria used by the Compensation Committee to select such peer group in our applicable proxy statements or previous responses to comments from the Staff. The Compensation Committee did not use peer group benchmarking in 2011 in a formulaic manner to determine total compensation for executive officers for specific purposes. Rather, the Compensation Committee conducted a more general review of standardized, broad-based surveys, and merely utilized such surveys for referential purposes such as obtaining a general sense of current compensation practices and trends in such practices. We acknowledge that our references to peer group benchmarking did not accurately describe our Compensation Committee’s utilization of the standardized, broad-based surveys. We confirm that if we engage in peer group analysis in the future, such that our executive compensation decisions correlate to a discreet group of companies of similar size and in similar industries, we will provide disclosure regarding both the identity of the parties constituting such peer group as well as the criteria used by the Compensation Committee in determining which companies to include in such group.

Annual Bonuses for Executive Officers, page 21

SEC Comment:

17.	We note that you have not provided a quantitative discussion of the performance targets used to award annual bonuses nor have you provided the quantitative targets for annual revenue growth used to award long-term equity awards. We note your response to comment 1 in a letter dated January 6, 2010 that you would provide this information in future filings. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should demonstrate why you need not disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.04.

Company Response:

We acknowledge the Staff’s comment and recognize the importance of providing ample disclosure and utmost clarity concerning our compensation program. We respectfully submit that the reason we did not disclose quantitative figures related to annual bonus performance targets (“Bonus Targets”) and long-term equity awards annual revenue growth targets (“Equity Targets” and, together with Bonus Targets, the “Targets”) is because the Targets are not sufficiently material to our shareholders’ and the public’s understanding of our executive compensation policies or decisions to require disclosure. Further, we believe that disclosure of the Bonus Targets would likely cause us to sustain substantial competitive harm. Consequently, we respectfully submit that such disclosure would not be appropriate and we respectfully ask the Staff to permit us to continue to refrain from such disclosure, in this response letter or elsewhere. Our analysis in support of such request, conducted pursuant to Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“CD&I 118.04”) and applicable case law, is as follows:

Materiality Analysis

CD&I 118.04 provides that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

For purposes of the federal securities laws, an omitted fact is generally considered to be “material” if “there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. … [Materiality] contemplates a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the reasonable shareholder’s deliberations.” TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438, 439 (1976). With regard to the materiality of an omitted fact, this analysis is typically determined with a view towards whether there was “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988) (quoting TSC Industries, 426 U.S. at 449).

Viewed in the context of other information concerning our bonus program and long-term incentive policies that we have disclosed in our proxy statement and periodic filings, we respectfully submit that the information referenced by the Staff does not meet the threshold of materiality, and that we have therefore complied with our disclosure obligations under Item 402. Specifically, we refer the Staff to our disclosure of the following information (page numbers refer to the proxy statement):

a)	the performance goal categories for annual bonuses (please see Compensation Discussion and Analysis, page 21);

b)	the weight accorded each performance goal for annual bonuses (please see Compensation Discussion and Analysis, page 21);

c)	whether the performance goals for annual bonuses were achieved (please see 2011 Bonus Payout, page 21);

d)	long term equity incentive plan targets, weighting and vesting (please see Compensation Discussion and Analysis, page 22);

e)	historical receipt of awards (please see Summary Compensation Table, page 28); and

f)	disclosure describing the Equity Targets contained in Item 5.02 of our Form 8-K filed on May 16, 2011, stating that vesting of performance-based restricted stock awards to certain of our key officers depends on our achieving a target EBITDA of $400 million over the specified performance period.

Taken together, these disclosures allow the public to understand and evaluate the amount each named executive officer (“NEO”) could have earned by achieving the Targets, the extent to which each of the goals was achieved, the methodology for calculating the amount paid to each NEO, the amount actually paid, the performance goals our management was working to achieve, how important management considered each of those goals in relation to our other corporate objectives and the rationale for setting the Targets. We do not believe that disclosure of specific quantitative figures for the Targets in the proxy statement would have provided investors with a materially greater understanding of the compensation committee’s actions or decisions in respect of the Targets. Also, we respectfully submit to the Staff that, to our knowledge, although we have had bonus plans in place for many years and have not previously disclosed applicable performance targets, we have not received, either from securities analysts or shareholders, any requests for these precise figures, upon which we have also relied in determining that such information has not been deemed actually or materially significant by the public.

In light of our existing disclosures relative to the Targets, we respectfully submit that there is not a substantial likelihood that a reasonable shareholder would consider disclosure in the proxy statement of the quantitative target metrics referenced by the Staff important in deciding how to vote, or that the Targets would have assumed actual significance in a reasonable shareholder’s deliberations. Moreover, we believe that disclosure of the Targets in the proxy statement would not significantly alter the total mix of information regarding our compensation awards and how they operate. Therefore, we respectfully request that Staff deem such additional information regarding the quantitative Targets is not sufficiently material to require disclosure in accordance with CD&I 118.04.

Competitive Harm Analysis

If the Staff should disagree with our analysis regarding the materiality of the Targets, we nevertheless respectfully submit that disclosure of the Bonus Targets should not be required because the quantitative figures constituting the Bonus Targets constitute confidential information, the disclosure of which would result in substantial competitive harm to our business.

Instruction 4 provides that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant. The standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) thereunder.”

Exemption 4 (“Exemption 4”) of the Freedom of Information Act (“FOIA”) protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the FOIA’s disclosure requirements. For Exemption 4 to apply, each of the three prongs of the test must be met: (A) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (B) such information must be obtained from a person, which includes a corporation; and (C) such information must be privileged or confidential. Nadler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).

A. Commercial or Financial Information.

The term “commercial or financial information” should be given its ordinary meaning, such that records are commercial so long as one has a “commercial interest” in them. Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (additional citations omitted). The term “commercial” need not be confined to records that “reveal basic commercial operations.” Id. Information is commercial if it pertains or relates to or deals with commerce. See American Airlines,

Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” We respectfully submit that the figures and projections in the Bonus Targets in question readily fall within the scope of commercial information, thereby satisfying the first prong of Exemption 4.

B. Obtained from a Person.

The court in Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986), stated that the term “person” refers to a wide range of entities, including corporations. As the exact description of the Bonus Targets, if disclosed, would be obtained from us, a Pennsylvania corporation, we constitute a “person” within the meaning of Exemption 4. Accordingly, the second prong of Exemption 4 is satisfied.

C. Privileged or Confidential Information.

As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if (i) it is of the type not customarily released to the public and (ii) it is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871, 880 (D.C. Cir. 1992); National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Financial Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). A discussion of both prongs of the confidentiality analysis follows:

(i) No Release to the Public. We respectfully submit that the first prong of the confidentiality test is satisfied by reason of the fact that the Bonus Targets do not constitute information of the type that is customarily released to the public and we have not disclosed such information in the past.

(ii) Substantial Harm.

(a)	Actual Competition.

We respectfully submit that we satisfy the “actual competition” prong of the substantial harm test for the following reasons. As identified on page 9 and in multiple risk factors contained in our Form 10-K for the fiscal year ended December 31, 2011, our business is highly competitive on a global, national, regional and local basis. The internal confidential forecasts, plans, expectations and strategies that form the basis for the determination of the Bonus Targets are the product of sensitive and critical analyses of our short and long-term goals and expectations for our business and industry as a whole. As a result, we believe that disclosing the Bonus Targets would reveal additional non-public information with respect to our operations, strategies and forecasts, and would give our competitors significantly more insight into our operations, strategies and forecasts than the required disclosure of financial results. We further believe that this insight could aid our competitors in exploiting such information to our detriment.

(b)	Likelihood of Substantial Competitive Injury.

We respectfully submit that we also satisfy the “likelihood of substantial competitive injury” prong of the substantial harm analysis with regard to disclosure of the Bonus Targets because such disclosure would likely cause substantial damage to our business from the resulting competitive effects. As noted in the proxy statement, the Bonus Targets were based on the achievement of certain revenue, earnings per share (“EPS”) and other corporate targets designed to motivate performance and drive business objectives, the disclosure of which would inform competitors of our expectations, both historically and prospectively, relative to our business, financial and operational strategies. Such disclosure would also provide significant visibility into, and allow competitors to reach significant conclusions about, our plans and priorities, including plans for growth and profitability. Our future success depends in part on our ability to maintain profitability and gain market share from competitors (and, conversely, to prevent our competitors from acquiring market share from us). If we were forced to disclose quantitative short- to mid-term performance targets for our annual bonuses, competitors could use such information to more effectively compete with us, thereby harming our business and future operations

Quantitative knowledge of the Bonus Targets could also be used by others in the industry to frustrate our retention efforts by recruiting and/or seeking to solicit our executives. If required to disclose the Bonus Targets, competitors would know precisely how the Bonus Targets would affect our executives’ overall compensation and could design more attractive compensation packages to recruit or distract our executives or other top talent, or to retain their own employees by offering similar incentives. Our NEOs are responsible for and critical to our growth, and retaining our NEOs is essential to our ability to compete in the marketplace and achieve long-term success.

In view of these considerations, we also believe that disclosure of the Bonus Targets on a historical basis would cause competitive detriment by revealing confidential and commercially sensitive information regarding our multi-year expectations and objectives for financial, operational, product and business performance considerations. Thus, even disclosing the Bonus Targets for a previous year would compromise our competitive position by providing competitors with insight into our goals, operations, forecasts and strategies for not only the previous year, but also the current year and the short- to mid-term future. As disclosure of the historical Bonus Targets is not necessary for an understanding of our compensation policies and decisions and would place us at a significant competitive disadvantage, we have relied on Instruction 4 of Item 402(b) of Regulation S-K to justify not disclosing the specific Bonus Targets, even on a historical basis.

We acknowledge that if the Staff finds that the Targets are sufficiently material to require disclosure in our future proxy statements, then we will either (A) provide such disclosure, or (B) to the extent that it is appropriate to omit specific targets or performance objectives, we will provide, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a specific discussion addressing how difficult it will be for applicable executives, and how likely it will be for us, to achieve the undisclosed performance target levels.

Stock Incentive Plan, page 22

SEC Comment:

18.

You state that the Compensation Committee considers the performance level of each officer in determining the size of equity awards. We note that your response to comment 4 in a letter dated December 11, 2009 indicated that you would describe how each form of compensation is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the company’s performance. Item 402(b)(2)(vii) of Regulation S-K. Please advise.

Company Response:

We respectfully acknowledge the Staff’s comment and submit that the existing disclosures with regard to equity award grants to our NEOs contained in our proxy statement provide a full discussion of the individual performance contributions and other material factors that our Compensation Committee reviewed in determining the size of such awards granted to each executive officer.

As noted on page 22 of the proxy statement, most of the awards granted by the Compensation Committee to the NEOs are linked to the number of years of each NEO’s service in the organization. However, when determining the size and type of awards to our executive officers, in addition to length of service, the Compensation Committee also weighs non-performance related considerations such as the number of stock options and awards previously awarded to each of our NEOs, the estimated value of outstanding options and awards, and the salary, role and responsibility of such NEO. The disclosure on pages 22-24 of the proxy statement sets forth the material items of corporate performance that were considered by the Compensation Committee in establishing each NEO’s performance share award vesting thresholds. As noted, equity award vesting thresholds were primarily based upon our achievement of certain EBITDA targets over a five year period.

When determining equity awards, our Compensation Committee considers individual performance, as opposed to non-performance related metrics, in a subjective manner and does not rely on standardized formulas or specific performance metrics. After subjective review and evaluation, the Compensation Committee then determines whether each NEO has performed his or her duties in a satisfactory manner. In response to the Staff’s comments, we represent that in future filings, we will more clearly disclose the structure and method of implementation for each form of compensation to reflect individual performance and contribution, to the extent the Compensation Committee uses such performance as a material factor in determining the form of compensation in accordance with the requirements of Item 402(b)(2)(vii). Therefore, we respectfully request the Staff to deem the present disclosure sufficient.

General

SEC Comment:

19.	It does not appear that you have amended your Item 5.07 Form 8-K filed May 11, 2011 to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Refer Page 6 to Item 5.07(d) of Form 8-K and the Exchange Act Form 8-K Compliance and Disclosure Interpretation Question 121A.04 available on our website. Please tell us how you believe that you are eligible to continue to use Form S-3 given that you do not appear to be timely or current with your current report.

Company Response:

We acknowledge the Staff’s comment and confirm, as an initial matter, that upon notification by the Staff that the amended Form 8-K had not been filed pursuant to Item 5.07(d) of Form 8-K, we promptly filed the required Form 8-K/A on December 19, 2012, which filing disclosed that we had, in fact, adopted our shareholders’ recommendations to conduct an advisory, non-binding shareholder say-on-pay vote every three years.

With regard to our continued eligibility to use our existing Registration Statements on Form S-3 (each, an “S-3”), we would respectfully submit, based in part on discussions between our counsel and the Staff, that as a result of (i) the above-referenced Form 8-K/A having become due more than twelve months ago (the filing was due on or about October 2, 2011) and (ii) our timely filing in all other respects of our required periodic reports during the twelve month period preceding the date of this letter, we are currently eligible to continue using our S-3s. Moreover, while we understand that our current eligibility to use our S-3s may not bring within their scope shares sold pursuant to Form S-3 in May 2012, when we were ineligible to use Form S-3, we would respectfully note that, (a) to our knowledge, the shares so sold were purchased from the underwriter by a single investor, Viscaria Limited, which investor is not only sophisticated and accredited, but which is also an affiliate of ours as a result of its substantial ownership stake in our equity securities (please see Form 13D/A filed on May 15, 2012) and its representation on our Board of Directors, and (b) despite the untimeliness of our Form 8-K/A as discussed above, we nonetheless disclosed in our 2012 proxy statement, filed on March 16, 2012, nearly two months prior to the sale pursuant to S-3, that we had in fact adopted our shareholders’ recommendations with regard to the frequency of say-on-pay votes:

“Also at our 2011 annual meeting, our shareholders expressed support for conducting the foregoing “say-on-pay” vote every three years. Consistent with that vote, we will conduct triennial, non-binding advisory votes on the compensation of our named executive officers.”

Additional verbal comment requested by Ryan Houseal, Attorney-Advisor with the Division of Corporate Finance, on December 19, 2012:

SEC Comment:

20.	Please comment on whether, in light of the delay in filing the required amendment pursuant to Item 5.07(d) of Form 8-K mentioned in Comment 19 above, and the multiple submissions of consents by KPMG, the prior auditor of the Company’s subsidiary, Patni, the Company’s disclosure controls and procedures remain effective in accordance with Item 307 of Regulation S-K.

Company Response:

We first learned that we had failed to file the amendment required by Item 5.07(d) of Form 8-K upon receipt of the Staff’s comment letter dated December 14, 2012, at which time we immediately directed our outside legal counsel to engage in a dialogue with the Staff to determine how best to comply with the Company’s obligations in light of the missed filing. In accordance with the Staff’s guidance, including that of Mr. Houseal as well as Ms. Carmen Moncada-Terry of the Office of Chief Counsel, we promptly filed the Form 8-K/A on December 19, 2012.

Our failure to file the Form 8-K/A until notification of such failure by the Staff was an unintentional omission related to the new rules adopted by the SEC in January 2011, and resulted from a misunderstanding of our disclosure obligations with regard to our final decision on the frequency of future non-binding, advisory say-on-pay votes in light of our shareholders’ recommendations at the 2011 annual meeting. As a result of this misunderstanding, we are taking remedial action and enhancing our disclosure controls and procedures to ensure that this reporting failure does not recur and that all newly implemented disclosure rules and regulations are promptly reviewed and brought to the attention of senior management. Specific actions that we are taking include assigning responsibilities to additional senior members of our in-house finance, accounting and legal teams for researching and periodically discussing with outside counsel and other key advisors developments in, and proposed and actual changes to, the SEC’s rules and regulations (including new or modified disclosure requirements). Additionally, we are implementing quarterly (or more frequently, as the facts require) meetings for the purpose of providing senior management with an opportunity to discuss such developments and changes with our Chief Financial Officer, so that any such regulatory changes can be integrated into our continuing disclosure practices.

With regard to the submission of multiple, similar consents of KPMG allowing the incorporation by reference of its report dated February 25, 2011 regarding Patni, we would respectfully advise the Staff that the second such consent was filed not because it was otherwise untimely, but because it was deemed necessary in order to incorporate the relevant Patni financials into our S-3, pursuant to which certain of our shareholders sold shares of our common stock in May 2012. By way of background, KPMG was the previous auditor of Patni until May 12, 2011, at which time it was replaced by Ernst & Young. It was our determination that KPMG’s consent allowing incorporation by reference of its report dated February 25, 2011 into our registration statements became out-of-date upon the filing of our Annual Report on Form 10-K on March 14, 2012. Therefore, in order to properly incorporate KPMG’s consent into our S-3 in connection with the May 2012 sale of shares, we filed a post-effective amendment to our Registration Statement on Form S-3 on May 1, 2012 attaching a renewed consent from KPMG allowing the incorporation by reference of its report dated February 25, 2011 regarding Patni. As such, we respectfully submit that the filing of multiple, similar consents by KPMG was merely required in order to continue to utilize our S-3.

As a general matter, we regard our reporting obligations with the utmost importance and are committed to making all of our required Exchange Act filings on a timely basis. As described above, we are taking remedial action in order to ensure that untimely or omitted filings, whether as a result of newly implemented reporting regulations or otherwise, do not occur again. Further, also as described above, except for the Form 8-K/A, we submit that we have otherwise timely filed all reports required to be filed under the Exchange Act during the twelve calendar months and the portion of the current month preceding the date of this letter, and otherwise meet all applicable conditions for the registration and sale of securities pursuant to our S-3.

Therefore, notwithstanding our untimely filing of the Form 8-K/A as discussed above, our management continues to believe that our disclosure controls and procedures remain effective.

In connection with the above responses, iGATE Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our outside counsel, Teresa V. Pahl (415-995-5079) or Michael J. Gorback (650-358-1367) of Hanson Bridgett LLP.

Sincerely,

/s/ Sujit Sircar

Sujit Sircar

Chief Financial Officer

iGATE Corporation

cc:	Teresa V. Pahl
Michael J. Gorback
Hanson Bridgett LLP